UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Eaton Vance Municipal Bond Fund II
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27827K109
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27827K109

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,499,509
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,499,509
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.96%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 27827K109

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,459*
	8	SHARED VOTING POWER 14,800*
	9	SOLE DISPOSITIVE POWER 280,459*
	10	SHARED DISPOSITIVE POWER 14,800*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,259*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON IN

*See Items 2 and 5.

CUSIP NO. 27827K109

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Eaton Vance Municipal Bond Fund II (the "Shares"), a Massachusetts business trust (the "Issuer"). The address of the principal executive offices of the Issuer is Two International Place, Boston, Massachusetts 02110.

CUSIP NO. 27827K109

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by the Great Loop Captive Insurance, Inc. Restricted Account and the Great Loop Captive Insurance, Inc. Unrestricted Account (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 27827K109

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 2,499,509 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 24.96% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 2,499,509 Shares beneficially owned by Karpus is approximately $30,087,634, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 295,259 Shares held by Mr. Karpus and the Karpus Entities is approximately $3,693,921, excluding brokerage commissions. Such Shares were purchased with personal funds and working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 27827K109

Item 4.	Purpose of Transaction.

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since June 9, 2015.

On January 25, 2019, Karpus sent a letter containing a stockholder proposal to the Issuer requesting that the Board of Trustees (the "Board") consider authorizing a self-tender for all outstanding Shares of the Fund at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

CUSIP NO. 27827K109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based on 10,013,381 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2018, as reported in the Issuer's Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on November 27, 2018.

A.	Karpus Investment Management

(a)	As of January 24, 2019, Karpus beneficially owned 2,499,509 Shares held in the Accounts.

Percentage: Approximately 24.96%

(b)	1. Sole power to vote or direct vote: 2,499,509
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,499,509
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B.	George W. Karpus

(a)	As of January 24, 2019, George W. Karpus beneficially owned 280,459 Shares. In addition, George W. Karpus may be deemed to beneficially own the 14,800 Shares held in the Karpus Entities.

Percentage: Appriximately 2.95%

(b)	1. Sole power to vote or direct vote: 280,459
2. Shared power to vote or direct vote: 14,800
3. Sole power to dispose or direct the disposition: 280,459
4. Shared power to dispose or direct the disposition: 14,800

(c)	Neither Mr. Karpus nor the Karpus Entities have had any transactions in the Shares for the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 27827K109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On January 25, 2019, Karpus sent a 14a-8 shareholder propsal to the Fund, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On January 25, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 27827K109

Item 7.	Material to be Filed as Exhibits.

99.1	14a-8 Shareholder Proposal sent to the Fund on January 25, 2019.

99.2	Joint Filing Agreement By and Between Karpus Management, Inc. and George W. Karpus, dated January 25, 2019.

CUSIP NO. 27827K109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 25, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 27827K109

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Director of Investment Personnel and Sr. Tax-Sensitive Manager	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(2,500)	$11.47	11/30/2018
Sale of Common Stock	(2,400)	$11.18	12/18/2018
Purchase of Common Stock	59,249	$11.02	12/20/2018
Purchase of Common Stock	5,072	$10.97	12/21/2018
Purchase of Common Stock	16,623	$10.98	12/24/2018
Purchase of Common Stock	26,954	$10.96	12/26/2018
Purchase of Common Stock	2,916	$10.83	12/27/2018

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on January 25, 2019

VIA FEDERAL EXPRESS & ELECTRONIC MAIL         January 25, 2019

Eaton Vance Municipal Bond Fund II
c/o Maureen A. Gemma, Secretary
Two International Place
Boston, Massachusetts 02110

Re: 14a-8 Shareholder Proposal for the Eaton Vance Municipal Bond Fund II
 ("EIV" or the "Fund")

Ms. Gemma:
This letter shall serve as notice to the Eaton Vance Municipal Bond Fund II ("EIV" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to EIV's shareholders at the Fund's next annual shareholders' meeting anticipated to be held in July 2019, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the Eaton Vance Municipal Bond Fund II ("EIV" or the "Fund") request that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  EIV is a closed-end fund whose Board of Trustees has recently attempted to reorganize it into another Eaton Vance closed-end fund, the Eaton Vance Municipal Bond Fund ("EIM" or the "Acquiring Fund").

  Although many reasons were listed in the Fund's filing to shareholders, the one that was not addressed was that EIV has historically traded just under 4% narrower (on average) than EIM over the past 10 years. Stated yet another way, if one were to compare the daily ending discount/premium for each fund since EIV's inception in November 2002, EIV will have been narrower than EIM approximately 78% of the time by an average margin of 3.14% (Source: Bloomberg Finance, L.P., data through 1/24/2019).

  Given this data, how can our Board have concluded that merging EIV into the proposed fund could possibly be in shareholders' best interests?

  Whatever verbose "answers" shareholders might be able to glean from the most recent proxy statement, we don't believe this simple question is adequately addressed, nor has a potential solution for it been offered to help make the proposed merger make more sense.

  What's even worse is that by attempting to reorganize EIV (and other Eaton Vance managed closed-end funds) into EIM, the Board appears to be attempting to put what is akin to a protective moat around EIM by making it even more costly and burdensome for shareholders to question what the Board may or may not do about EIM's perpetually wide discount or any other governance issue(s) that may arise.

  Tell your Board that you are not pleased with its recent attempt to reorganize the Fund into EIM. EIV has gone long enough with a wide discount. The solution is not to merge it into a fund with an even wider historical discount.

  NOW IS THE TIME FOR THE BOARD TO PROVIDE A REAL SOLUTION AND OFFER EIV SHAREHOLDERS FULL VALUE FOR THEIR SHARES.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Eaton Vance Municipal Bond Fund II. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

January 25, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS